Via Facsimile and U.S. Mail
Mail Stop 4720

December 23, 2009

Ms. Lauren P. Silvernail
Chief Financial Officer
Ista Pharmaceuticals, Inc.
15295 Alton Parkway
Irvine, CA 92618

Re: **Ista Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement filed October 30, 2009
File No. 0-31255

Dear Ms. Silvernail:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Patents and Proprietary Rights, page 10

1. Please discuss your material patents or groups of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection; identify the product(s), product candidate(s), or technology that are dependent on

the patent(s); disclose when the patent(s) expires; and disclose whether you hold or license the patent(s).

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-12

2. On page 38, you disclose that you authorize exchanges for expired products in accordance with your return goods policy and procedures. You disclose that your policy allows customers to return products within six months of their respective expiration dates and for a period up to 12 months after such products have reached their respective expiration dates. Revise your disclosure to address:

- Whether the returned product is resalable;
- The manner in which product exchanges are made (i.e. from product in your inventory or by issuing cash or credit);
- If exchanges are made from your inventory, a) how, at the time of original sale, you account for your estimate of product that may ultimately be returned and b) how, at the time of exchange, you account for the product actually returned. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

3. We believe that your disclosure related to estimates of items that reduce gross revenue such as rebates, chargebacks, wholesaler fees, returns, and other discounts and allowances could be improved. Please revise your disclosure to include a roll forward of the accrual for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, chargebacks, rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

4. Stockholders' Equity
Common Stock Warrants, page F-21

4. Please tell us why your warrants issued in connection with your Facility
   Agreement qualified for permanent equity treatment in 2008. On page 13 of your
   September 30, 2009 Form 10-Q, you indicate that on January 1, 2009 you
   changed your accounting to classify these warrants as liabilities upon the adoption
   of the provisions of new guidance under FASB ASC 815-40. However, you do
   not appear to discuss the provisions of these warrants causing you to reclassify
   them. Please revise your disclosure to explain those provisions and why
   reclassification as a liability is warranted. Separately reference for us the
   authoritative literature you relied upon to support your original accounting and
   your revised accounting in 2009.

5. Commitments and Contingencies
Facility Agreement, page F-26

5. You disclose that because the consummation of certain change in control
   transactions results in a premium of the outstanding principal, the premium
   feature is an embedded derivative requiring bifurcation from the host debt
   instrument. Please explain to us your accounting and reference for us the
   authoritative literature you rely upon to support your accounting.

Form 10-K/A filed April 28, 2009
Definitive Proxy Statement filed October 30, 2009

Annual Cash Bonus Plan

6. We note that bonus payments are based upon the Compensation Committee's
   consideration of corporate goals and performance objectives and the qualitative
   performance of each officer during the previous year. The Compensation
   Discussion and Analysis does not disclose the sales achievement and expense
   target or the individual performance objectives the Compensation Committee
   considered to determine your executive officers' bonus payments. Please provide
   us with draft disclosure for your 2010 proxy statement which provides the
   following:

   - A more detailed specific description and quantification of each of the
     individual and corporate goals and performance objectives; and
   - A discussion of how the level of achievement will affect the actual
     bonuses to be paid.

   To the extent that these criteria are quantified, the discussion in your proxy
   statement should also be quantified. To the extent the company's corporate goals
   include threshold, target and maximum amounts, please include such information

for each individual goal component. Additionally, confirm that you will discuss the level of achievement of each of the objectives.

7. We note the statement that the specific details of the company's financial goals and milestones as well as the specific details of the financial and department specific goals are confidential information the disclosure of which could cause you financial harm. Please tell us the aspects of these goals and milestones that you believe constitute confidential information. Please present a comprehensive analysis supporting your conclusion that the disclosure of this information would cause competitive harm if disclosed. To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you may submit a confidential treatment request pursuant to Rule 83.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant